Mail Stop 4561

July 20, 2006

Mr. Randall Bambrough
Chief Financial Officer
46430 Fremont Boulevard
Fremont, CA 94538

      Re: Intervideo, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              Forms 8-K Filed March 2, 2006 and May 9, 2006
              File No. 000-49809

Dear Mr. Bambrough:

      We have reviewed your response to our letter dated June 23, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.   Please refer to comment 4 in our letter dated June 23, 2006. We have reviewed your response and note your statement regarding sales to distributors or resellers with limited return rights in which you recognize revenue upon shipment net of

> return rights or other reserves because "you have no additional obligation nor liability at the time of shipment." Help us understand how this statement impacts your ability to recognize revenue upon shipment of your products to distributors or resellers. In this regard, clarify how you meet the criteria of paragraph 6 of SFAS 48 in recognizing revenue upon shipment for sales with limited return rights. Additionally, tell us what return rights are included in arrangements with "limited return rights."

2.   We further note that for sales with unlimited return rights, the Company recognizes revenue on a sell through basis to the end-user approximately one month after such sales occur. Please explain the significance of the one-month delay. Pursuant to paragraph 6 of SFAS 48, if the conditions specified in paragraph 6(a) – (f) are not met at the time of sale, revenue should be recognized either when the return privilege has substantially expired or these conditions are met. Are the end-users limited to a 30-day return period? If not, tell us how you met the conditions of paragraph 6 of SFAS 48 to recognize revenue on a one-month delay. Also, you indicate that revenue is recognized "approximately" one-month after the sales occur. Does the timing of revenue for such sales differ for each arrangement? If so, please explain.

Forms 8-K filed March 2, 2006 and May 9, 2006

3.   Please refer to comment 8 in our letter dated June 23, 2006. We have reviewed your response and note your statement that you will enhance your disclosures regarding the reasons for presenting non-GAAP adjustments in future filings. Please provide us with your proposed disclosure. We also note in your response your statement that "this presentation is useful because it allows investors to evaluate and analyze the performance of InterVideo by focusing on its core operations." Note that if this statement is included in your proposed disclosure, this reason for presenting non-GAAP measures is overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes performance. Additionally, if you intend to use the term "core" operations in your proposed disclosure, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operations.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief